UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 8)

                          JENNIFER CONVERTIBLES, INC.
                               (Name of Issuer)

                         Common Stock ($.01 par value)
                        (Title of Class of Securities)

                                   476153101
                                (CUSIP Number)

                             Kenneth R. Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 15, 1996
            (Date of event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [X]

Check the following box if a fee is being paid with the statement: [ ]

CUSIP No. 476153101

1           Name of Reporting Person                    Harley J. Greenfield

            S.S. or I.R.S. Identification No.
            of Above Person                            (Intentionally Omitted)
--------------------------------------------------------------------------------

2           Check the Appropriate Box if a             (a) [  ]
             Member of a Group                         (b) [  ]
--------------------------------------------------------------------------------

3           SEC Use Only
--------------------------------------------------------------------------------

4           Source of Funds                             00
--------------------------------------------------------------------------------

5           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)                                       [  ]
--------------------------------------------------------------------------------

6           Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------

                           7          Sole Voting       512,505*
                                       Power
--------------------------------------------------------------------------------

Number of Shares           8          Shared Voting
Beneficially Owned                     Power            0
by Reporting
--------------------------------------------------------------------------------
Person With
                           9          Sole
                                       Dispositive
                                       Power            512,505*
--------------------------------------------------------------------------------

                          10          Shared
                                       Dispositive
                                       Power            292,831*
--------------------------------------------------------------------------------

11          Aggregate Amount Beneficially
             Owned By Each Reporting Person             805,339* shares
--------------------------------------------------------------------------------

12          Check box if the Aggregate Amount
             in Row (11) Excludes Certain Shares        [  ]
--------------------------------------------------------------------------------

13          Percent of Class Represented by             13.5%
             Amount in Row (11)
--------------------------------------------------------------------------------

14          Type of Reporting Person                    IN

--------------------------------------------------------------------------------

* All but 267,047 shares underlying certain options are subject to a pledge

CUSIP No. 476153101

1           Name of Reporting Person                    Fred J. Love

            S.S. or I.R.S. Identification No.
            of Above Person                             (Intentionally Omitted)
--------------------------------------------------------------------------------

2           Check the Appropriate Box if a              (a) [  ]
             Member of a Group                          (b) [  ]
--------------------------------------------------------------------------------

3           SEC Use Only
--------------------------------------------------------------------------------

4           Source of Funds                             00
--------------------------------------------------------------------------------

5           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)                                       [  ]
--------------------------------------------------------------------------------

6           Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------

                           7         Sole Voting        585,662*
                                      Power
--------------------------------------------------------------------------------

Number of Shares           8         Shared Voting
Beneficially Owned                    Power             0
by Reporting
--------------------------------------------------------------------------------
Person With
                           9         Sole
                                      Dispositive
                                      Power             0
--------------------------------------------------------------------------------

                          10         Shared
                                      Dispositive
                                      Power             585,662*
--------------------------------------------------------------------------------

11          Aggregate Amount Beneficially
             Owned By Each Reporting Person             585,662* shares
--------------------------------------------------------------------------------

12          Check box if the Aggregate Amount
             in Row (11) Excludes Certain Shares        [  ]
--------------------------------------------------------------------------------

13          Percent of Class Represented by             10.3%
             Amount in Row (11)
--------------------------------------------------------------------------------

14          Type of Reporting Person                    IN

--------------------------------------------------------------------------------

* Subject to a pledge

CUSIP No. 476153101

1           Name of Reporting Person                    Edward B. Seidner

            S.S. or I.R.S. Identification No.
            of Above Person                             (Intentionally Omitted)
--------------------------------------------------------------------------------

2           Check the Appropriate Box if a              (a) [  ]
             Member of a Group                          (b) [  ]
--------------------------------------------------------------------------------

3           SEC Use Only
--------------------------------------------------------------------------------

4           Source of Funds                             00
--------------------------------------------------------------------------------

5           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)                                       [  ]
--------------------------------------------------------------------------------

6           Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------

                           7         Sole Voting        261,083*
                                      Power
--------------------------------------------------------------------------------

Number of Shares           8         Shared Voting
Beneficially Owned                    Power             0
by Reporting
--------------------------------------------------------------------------------
Person With
                           9         Sole
                                      Dispositive
                                      Power             261,083*
--------------------------------------------------------------------------------

                          10         Shared
                                      Dispositive
                                      Power             292,831*
--------------------------------------------------------------------------------

11          Aggregate Amount Beneficially
             Owned By Each Reporting Person             553,914* shares
--------------------------------------------------------------------------------

12          Check box if the Aggregate Amount
             in Row (11) Excludes Certain Shares        [  ]
--------------------------------------------------------------------------------

13          Percent of Class Represented by             9.7%
             Amount in Row (11)
--------------------------------------------------------------------------------

14          Type of Reporting Person                    IN

--------------------------------------------------------------------------------

* Subject to a pledge

CUSIP No. 476153101

1           Name of Reporting Person                   Jara Enterprises, Inc.

            S.S. or I.R.S. Identification No.
            of Above Person                            (Intentionally Omitted)
--------------------------------------------------------------------------------

2           Check the Appropriate Box if a             (a) [  ]
             Member of a Group                         (b) [  ]
--------------------------------------------------------------------------------

3           SEC Use Only
--------------------------------------------------------------------------------

4           Source of Funds                             00
--------------------------------------------------------------------------------

5           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)                                       [  ]
--------------------------------------------------------------------------------

6           Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------

                           7         Sole Voting
0
                                      Power
--------------------------------------------------------------------------------

Number of Shares           8         Shared Voting
Beneficially Owned                    Power             343,579*
by Reporting
--------------------------------------------------------------------------------
Person With
                           9         Sole
                                      Dispositive
                                      Power             0
--------------------------------------------------------------------------------

                          10         Shared
                                      Dispositive
                                      Power             343,579*
--------------------------------------------------------------------------------

11          Aggregate Amount Beneficially
             Owned By Each Reporting Person             343,579* shares
--------------------------------------------------------------------------------

12          Check box if the Aggregate Amount
             in Row (11) Excludes Certain Shares        [  ]
--------------------------------------------------------------------------------

13          Percent of Class Represented by             6.0%
             Amount in Row (11)
--------------------------------------------------------------------------------

14          Type of Reporting Person                    CO


-------------

* Subject to a pledge

CUSIP No. 476153101

1           Name of Reporting Person                    Convertible Enterprises,
                                                         Inc.
            S.S. or I.R.S. Identification No.
            of Above Person                             (Intentionally Omitted)
--------------------------------------------------------------------------------

2           Check the Appropriate Box if a              (a) [  ]
             Member of a Group                          (b) [  ]
--------------------------------------------------------------------------------

3           SEC Use Only
--------------------------------------------------------------------------------

4           Source of Funds                              00
--------------------------------------------------------------------------------

5           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)                                        [  ]
--------------------------------------------------------------------------------

6           Citizenship or Place of Organization         U.S.A.
--------------------------------------------------------------------------------

                           7         Sole Voting         0
                                      Power
--------------------------------------------------------------------------------

Number of Shares           8         Shared Voting
Beneficially Owned                    Power              215,929*
by Reporting
--------------------------------------------------------------------------------
Person With
                           9         Sole
                                      Dispositive
                                      Power              0
--------------------------------------------------------------------------------

                          10         Shared
                                      Dispositive
                                      Power              215,929*
--------------------------------------------------------------------------------

11          Aggregate Amount Beneficially
             Owned By Each Reporting Person              215,929* shares
--------------------------------------------------------------------------------

12          Check box if the Aggregate Amount
             in Row (11) Excludes Certain Shares         [  ]
--------------------------------------------------------------------------------

13          Percent of Class Represented by              3.8%
             Amount in Row (11)
--------------------------------------------------------------------------------

14          Type of Reporting Person                     CO

-------------

* Subject to a pledge

CUSIP No. 476153101

1           Name of Reporting Person                    Bright Star Enterprises,
                                                         Inc.
            S.S. or I.R.S. Identification No.
            of Above Person                             (Intentionally Omitted)
--------------------------------------------------------------------------------

2           Check the Appropriate Box if a              (a) [  ]
             Member of a Group                          (b) [  ]
--------------------------------------------------------------------------------

3           SEC Use Only
--------------------------------------------------------------------------------

4           Source of Funds                             00
--------------------------------------------------------------------------------

5           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)                                       [  ]
--------------------------------------------------------------------------------

6           Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------

                           7         Sole Voting        0
                                      Power
--------------------------------------------------------------------------------

Number of Shares           8         Shared Voting
Beneficially Owned                    Power             25,000*
by Reporting
--------------------------------------------------------------------------------
Person With
                           9         Sole
                                      Dispositive
                                      Power             0
--------------------------------------------------------------------------------

                          10         Shared
                                      Dispositive
                                      Power             25,000*
--------------------------------------------------------------------------------

11          Aggregate Amount Beneficially
             Owned By Each Reporting Person             25,000* shares
--------------------------------------------------------------------------------

12          Check box if the aggregate Amount
             in Row (11) Excludes Certain Shares        [  ]
--------------------------------------------------------------------------------

13          Percent of Class Represented by             0.4%
             Amount in Row (11)
--------------------------------------------------------------------------------

14          Type of Reporting Person                    CO

-------------

* Subject to a pledge

CUSIP No. 476153101

1           Name of Reporting Person                    Jennifer Advertising,
                                                         Inc.
            S.S. or I.R.S. Identification No.
            of Above Person                             (Intentionally Omitted)
--------------------------------------------------------------------------------

2           Check the Appropriate Box if a              (a) [  ]
             Member of a Group                          (b) [  ]
--------------------------------------------------------------------------------

3           SEC Use Only
--------------------------------------------------------------------------------

4           Source of Funds                             00
--------------------------------------------------------------------------------

5           Check if Disclosure of Legal Proceedings
             is Required Pursuant to Items 2(d) or
             2(e)                                       [  ]
--------------------------------------------------------------------------------

6           Citizenship or Place of Organization        U.S.A.
--------------------------------------------------------------------------------

                           7         Sole Voting        0
                                      Power
--------------------------------------------------------------------------------

Number of Shares           8         Shared Voting
Beneficially Owned                    Power             35,000*
by Reporting
--------------------------------------------------------------------------------
Person With
                           9         Sole
                                      Dispositive
                                      Power             0
--------------------------------------------------------------------------------

                          10         Shared
                                      Dispositive
                                      Power             35,000*
--------------------------------------------------------------------------------

11          Aggregate Amount Beneficially
             Owned By Each Reporting Person             35,000* shares
--------------------------------------------------------------------------------

12          Check box if the aggregate Amount
             in Row (11) Excludes Certain Shares        [  ]
--------------------------------------------------------------------------------

13          Percent of Class Represented by             0.6%
             Amount in Row (11)
--------------------------------------------------------------------------------

14          Type of Reporting Person                    CO

-------------

* Subject to a pledge

                                 SCHEDULE 13D


Item 1.                 Security and Issuer.

                        This Amendment No. 8 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Schedule 13D"), relates to each of the undersigned's beneficial ownership of shares of common stock, $.01 par value per share (the "Common Stock"), of Jennifer Convertibles, Inc. (the "Issuer"), whose principal executive offices are located at 419 Crossways Park Drive, Woodbury, New York 11797. Unless otherwise indicated, all terms referred to herein shall have the same respective meanings as those set forth in the Schedule 13D previously filed.

Item 2. Identity and Background

                        The address of Harley J. Greenfield and Edward B. Seidner is c/o Jennifer Convertibles, Inc., 419 Crossways Park Drive, Woodbury, New York 11797. The address of Fred J. Love, Jara, Convertible, Bright Star and Advertising is One Ames Court, Plainview, New York 11803.

Item 4.  Purpose of Transaction.

                        On October 15, 1996, the Voting Trust Agreement expired in accordance with its terms. Accordingly, Harley J. Greenfield is no longer the voting trustee for the 492,916 shares of Common Stock owned by Fred
J. Love and Edward B. Seidner.

Item 5.  Interest in Securities of the Issuer.

                        The following table sets forth as of October 16, 1996, information regarding the beneficial ownership of the Company's Common Stock by each Reporting Person and by all Reporting Persons as a group.

                                                             Percent of Class
Name of                         Amount and Nature of         Outstanding as of
Beneficial Owner               Beneficial Ownership(1)        April 1, 1996
----------------               -----------------------        -------------

Harley Greenfield                    805,336(2)                   13.5%

Fred J. Love                         585,662(3)                   10.3%

Edward B. Seidner                    553,914(4)                    9.7%

Jara                                 343,579(5)(6)                 6.0%

Convertible                          215,929(5)                    3.8%

Bright Star                           25,000(5)                    0.4%

Advertising                           35,000(5)                    0.6%

All Reporting Persons              1,359,250                      22.8%
as a group (seven persons)

------------

(1) All of such shares are owned directly with sole voting and dispositive power, unless otherwise noted below, but, except for shares underlying certain options owned by Mr. Greenfield, are subject to a pledge to Klaussner.

(2)         Includes (a) 292,831 shares underlying the Options granted to Mr.
            Greenfield by Mr. Love, Jara, Convertible, Bright Star and Advertising, over which Mr. Greenfield has no voting power but has shared dispositive power, as such shares may not be disposed of without the consent of Mr. Greenfield, and (b) 267,047 shares underlying exercisable options granted to Mr. Greenfield by the Issuer which shares Mr. Greenfield would have sole voting and sole dispositive power with respect to upon exercise of such options. Does not include 30,000 shares underlying options which are not yet exercisable or 1,200,000 shares underlying options (which became exercisable in April 1996) exercisable at $8.00 per share. Such options are owned by JCI Consultant, L.P. and Mr. Greenfield does not have the power to cause the exercise of such options. However, Mr. Greenfield would be the voting trustee for the shares upon exercise of such options and would have, subject to certain exceptions, the right to vote the shares issued upon such exercise.

(3) Includes 343,579 shares owned by Jara, of which Mr. Love is the sole stockholder, and its wholly-owned subsidiaries, Convertible, Bright Star and Advertising and 242,083 shares owned directly by Mr. Love.

            Mr. Love has sole voting power and shared dispositive power as to such shares, as such shares are subject to the Options granted to Messrs. Greenfield and Seidner and may not be disposed of without the consent of the respective optionee.

(4)         Includes 292,831 shares underlying the Options granted to Mr.
            Seidner by Mr. Love, Jara, Convertible, Bright Star and Advertising, over which Mr. Seidner has no voting power but has shared dispositive power, as such shares may not be disposed of without the consent of Mr. Seidner.

(5) All of such shares are beneficially owned by Mr. Love, the sole stockholder of Jara. Mr. Love has sole voting power and shared dispositive power as to such shares, as such shares are subject to the Options and may not be disposed of without the consent of the optionee.


(6) Includes the shares of Common Stock owned by Convertibles, Bright Star and Advertising, wholly owned subsidiaries and Jara.

            Except for the expiration of the Voting Trust Agreement, reported hereby, the Reporting Persons have not engaged in any transaction with respect to the Common Stock in the 60 days prior to the date of this Statement on
Schedule 13D.

                                   SIGNATURE

                        After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the information set forth in this statement is true, complete, and correct, and each of the undersigned does not know or have reason to believe that the information pertaining to the other signatories is inaccurate.

Dated:              November 12, 1996

                                    /s/ Harley J. Greenfield
                                    ---------------------------------
                                        Harley J. Greenfield


                                    /s/ Fred J. Love
                                    ---------------------------------
                                        Fred J. Love


                                    /s/ Edward B. Seidner
                                    ---------------------------------
                                        Edward B. Seidner

                                     Jara Enterprises, Inc.

                                By: /s/ Fred J. Love
                                    ---------------------------------
                                        Fred J. Love, President

                                     Convertible Enterprises, Inc.

                                By: /s/ Fred J. Love
                                    ---------------------------------
                                        Fred J. Love, President

                                     Bright Star Enterprises, Inc.

                                By: /s/ Fred J. Love
                                    ---------------------------------
                                        Fred J. Love, President

                                     Jennifer Advertising, Inc.

                                By: /s/ Fred J. Love
                                    ---------------------------------
                                        Fred J. Love, President